

December 18, 2014

Via E-mail
Shane Daly
Vice President and Associate General Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

   Re: **AXA Equitable Life Insurance Company**
      Amendment No. 2 to Registration Statement on
      Form S-3
      Filed December 16, 2014
      File No. 333-197931

Dear Mr. Daly:

   We have reviewed your amended registration and response letter, each filed on December 16, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

3. Contract features
The Separate Account, page 9

  1. We note your revised disclosure in response to our prior comment 8. Please further expand your description of the type of assets that may be held in the Separate Account to provide additional detail regarding the quality of such investments.

4. Return of principal and the crediting rate
Crediting rate adjustments due to a pooled rate adjustment, page 11

  2. We note your revised disclosure in response to our prior comment 9. Please clarify that a Pooled Rate Adjustment may occur due to Separate Account losses resulting "solely" from default, downgrade, or sale to avoid default due to creditworthiness, as is stated in the definition of Pooled Rate Adjustment on page 4 of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Christina De Rosa at (202) 551-3577, Karen Ubell, Special Counsel in the Office of Capital Markets Trends, at (202) 551-3873, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Christopher E. Palmer, Esq.
        Goodwin Procter LLP